Exhibit 23.1

To the Board of Directors of Veg House Holdings Inc.

We consent to the inclusion in the Form F-1 Registration Statement of Veg House Holdings Inc. (the “Company”) of our report dated October 10, 2023 relating to our audit of the combined balance sheets of Veg House Holdings Inc. (the Company) as of March 31, 2023 and 2022, and the related combined statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes.

We also consent to the reference to us on the cover page and under the caption “Experts” in the Registration Statement.

 /s/ Green Growth CPAs

February 26, 2024

We have served as the Company’s auditor since 2023
Los Angeles, California

PCAOB ID Number 6580